Filed by PrivateBancorp, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Private Bancorp, Inc.
Commission File No.: 001-34066
Date: June 29, 2016

 29-Jun-2016
Canadian Imperial Bank of Commerce
(CM)
Acquisition of PrivateBancorp, Inc. by Canadian Imperial Bank of Commerce Call

CORPORATE PARTICIPANTS

John Ferren
Senior Vice-President, Corporate CFO & Investor Relations, Canadian Imperial Bank of Commerce
Victor G. Dodig
President, Chief Executive Officer & Director
Kevin A. Glass
Chief Financial Officer & Senior Executive VP
Larry D. Richman
President, Chief Executive Officer & Director, PrivateBancorp, Inc.
Laura L. Dottori-Attanasio
Chief Risk Officer & Senior Executive VP

OTHER PARTICIPANTS
Gabriel Dechaine
Canaccord Genuity Corp.
Meny Grauman
Cormark Securities, Inc.
Sumit Malhotra
Scotia Capital, Inc. (Broker)
Peter Routledge
National Bank Financial, Inc. (Broker)
Doug Young
Desjardins Securities, Inc.
Darko Mihelic
RBC Capital Markets
Sohrab Movahedi
BMO Capital Markets (Canada)
Mario C Mendonca
TD Securities
Brian Klock
Keefe, Bruyette & Woods, Inc.

MANAGEMENT DISCUSSION SECTION

Operator: All participants please stand by. Your conference is ready to begin. Good morning, ladies and gentlemen, welcome to the CIBC Conference Call. Please be advised that this call is being recorded.

I would now like to turn the meeting over to John Ferren, Senior Vice-President & Corporate CFO and Investor Relations, CIBC. Please go ahead, Mr. Ferren.

John Ferren Senior Vice-President, Corporate CFO & Investor Relations, Canadian Imperial Bank of Commerce

Thank you. Good morning, everyone and thank you for joining us today. The purpose of our call this morning is to review with you our announcement earlier this morning that CIBC has entered into a definitive agreement to acquire PrivateBancorp, Inc. and its subsidiary, The PrivateBank.

Our agenda today will include formal remarks from CIBC's President and Chief Executive Officer, Victor Dodig; CIBC's Senior Executive Vice President and Chief Financial Officer, Kevin Glass; and PrivateBancorp's President and Chief Executive Officer, Larry Richman.

Following the presentation, we will open the call for questions from qualified analysts, and we'll conclude the call by approximately 9 o'clock AM. With us this morning, for the question-and-answer period are CIBC's Chief Risk Officer, Laura Dottori-Attanasio and other senior officers of the bank.

On the call this morning, we will refer to the presentation slides that are available along with this morning's news release on our website at cibc.com. An archive of this audio webcast will also be posted to our website later today. Before we begin, let me remind you that any individual speaking on behalf of CIBC or PrivateBancorp on today's call may make forward-looking statements that are subject to a variety of risks and uncertainties. These statements may include material factors or assumptions that could cause CIBC's actual results in future periods to differ materially.

For more information, please refer to the note of our forward-looking statements in today's press release and on slide one of today's presentation slides, which include important additional information in connection with the proposed transaction.

With that, let me now turn the meeting over to Victor.

Victor G. Dodig President, Chief Executive Officer & Director

Thank you, John, and good morning, everyone. Today, I'm pleased to announce that CIBC has entered into a definitive agreement to acquire Chicago-based PrivateBancorp, a high-quality, private middle-market commercial bank for total consideration of $3.8 billion, or approximately C$4.9 billion. The acquisition of PrivateBancorp with its presence in attractive markets across the U.S. Midwest immediately accelerates CIBC's strategy of building a strong, innovative, and above all, a client-focused bank.

Combined with CIBC's existing U.S. capital markets, corporate banking and wealth management footprint, today's transaction creates a strong platform for us to serve all of our clients' needs throughout North America.

Before I tell you about our foundational strategic investment, let me remind you about the growth plans we laid out at CIBC. For over two years now, you've heard a clear and consistent message, a message that we're building a financially strong, technologically innovative, and relationship-oriented bank. You've heard us say many times that will strength from size, size is important because our clients need us to grow as they grow, so we can continue to help their businesses flourish and their families prosper.

You've also heard us say that our inorganic growth strategy would be focused in traditional banking businesses that we know well, and where we see the greatest opportunities to expand the services we provide our clients today. And finally, you've heard us speak about a strong management team and a cultural fit with CIBC as being critical to any transaction we would contemplate.

So underpinning all of this is the fact that we've been very consistent in stating our capital deployment priorities. First, we'll follow-through on our plan to raise our dividend payout ratios at the top-end of 40% to 50% of our target range. And let me assure you today that this transaction does not change that commitment.

Second, we've emphasized the importance of consistently investing in our businesses to generate strong top-line growth and transform the cost base of our bank for the new banking age. Excuse me. Third, we have told you about our propensity to maintain industry-leading capital strength, in order to support our organic needs and provide a cushion for regulatory change. And fourth, we have returned excess capital to shareholders through share buybacks earlier this year.

On the acquisition front, we have been deliberately thoughtful and selective as we scanned the market over the past couple of years for an opportunity that meets all the criteria I just laid out. With PrivateBancorp, we have found the right strategic fit for CIBC. I'm going to now direct you to slides and start-off with slide three, which provides a strategic overview of the transaction.

In PrivateBancorp, CIBC is acquiring a high quality middle-market commercial and private banking franchise. They have strong wealth management capabilities, deep expertise, and formidable market positions. PrivateBancorp has achieved the consistent record of delivering superior loan growth, while taking a thoughtful approach to credit adjudication.

They're led by an experienced management team. They have a long track record of creating shareholder value through strong earnings growth and an asset sensitive balance sheet that positions the bank for higher profitability once interest rates begin to rise. PrivateBancorp has differentiated itself in the markets it serves, through its commercial and high-net-worth client focus and its high touch relationship-based service model, which is very much aligned with the client focused culture and strategy, we're building here at CIBC.

Headquartered in Chicago, they are a leading regional bank with a national presence, enabling it to serve clients in large metropolitan markets across the U.S. It also strategically complements CIBC's existing U.S. wealth management, corporate banking and capital markets footprint. This is a transaction with clear mutual benefits to our client franchises in both Canada and the United States.

The addition of PrivateBancorp's capabilities will provide CIBC's Atlantic Trust and Canadian cross boarder clients with core banking products they're seeking, most notably a place to bank their deposits and manage their treasury functions in the instance of businesses. For PrivateBancorp, CIBC's financial strength, broad suite of products and service offerings and technology expertise, will help accelerate its growth profile in an important segment of the U.S banking market.

Together, we're taking an important step in building a truly North American bank. Together, our bank will better serve the needs of our U.S and cross boarder clients, establish a more balanced platform for long-term growth in a much larger and deeper U.S marketplace provide important business, geographic and earnings diversification for CIBC and create long-term shareholder value.

With the closing of the acquisition, we expect CIBC's earnings from the U.S to double from 5% today to over 10%. Importantly, over the medium-term our objective is to increase the contribution to 25% of our earnings through further growth of our U.S client franchise. I'm going to now turn you to slide four to provide a summary of the transaction structure.

The total purchase price is $3.8 billion or approximately C$4.9 billion and that represents a 24% premium over PrivateBancorp's volume weighted average share price over the last 10 trading days. The purchase price values PrivateBancorp at $47 per share and will be settled 40% in cash and 60% in CIBC common shares. The share consideration works out to 0.3657 of a CIBC common share for each share of PrivateBancorp's stock.

The purchase price of $47 per share represents a value of approximately 18 times analyst estimates for the next 12 months. My colleagues, Kevin Glass, our Chief Financial Officer for CIBC is here with me this morning and will cover some of the other key transaction assumptions and financial metrics later in our presentation.

In terms of management reporting, Larry Richman will remain President and CEO of PrivateBancorp and will assume the role of our Head of U.S. Region with direct responsibility for PrivateBancorp, Atlantic Trust and CIBC's U.S. corporate banking business. PrivateBancorp's headquarters will remain in Chicago, and Larry will join CIBC's Executive Committee, reporting directly to me.

I know Larry's extensive U.S. business experience will be an excellent addition to the organization and we're really looking forward to working with him. Larry, and his entire leadership team, shares CIBC's vision of the opportunities for employees, our clients and our shareholders of bringing our two great institutions together to create a strong full service North American banking platform. Larry is on the call with us today and he is going to make a few remarks before we have our Q&A.

Now, I'm going to turn to slide five to review some key highlights on PrivateBancorp's business. Founded in 1989, PrivateBancorp has 1,200 team members across 34 office locations in 12 states, 22 of which have full service banking capabilities. As of its most recent quarter end, the bank had $18 billion of total assets, assets under administration approaching $10 billion and a market cap of almost $3 billion.

Over the past 12 months, the bank has reported net income of a $193 million and the return on average tangible common equity of 12.5%. As it has grown its business, PrivateBancorp has delivered balanced and effective capital deployment strategy, consistently reinvesting in its business of building a strong CET1 ratio of 9.8%.

As mentioned in my opening remarks, PrivateBancorp is led by a strong and experienced management team with a long-track record of performance and a strong risk culture. Over the past eight years, since they were hired from the former LaSalle Bank, the leadership team has significantly expanded its business and successfully transformed the bank from a small commercial real estate and construction focused lender to a more comprehensive middle market commercial and private bank.

So let's focus on Chicago on slide six. I think many of you know about Chicago, it's home to 19 of PrivateBancorp's 24 branches and its head office. It's one of the most attractive banking markets in the U.S. It's a well-diversified economy with strength in trade, manufacturing, and financial and professional services, and emerging healthcare and technology base and it's home to over 400 major corporate headquarters.

It is also the third largest high net-worth market in the U.S. with a third largest deposit market share. As you can see on the bottom right hand of the slide, the high net-worth market in Chicago is almost US$1.2 trillion and it's 13% higher than it is for all of Canada. And assets under management and population growth in Chicago over the past three years is also been doubled that of Canada. So lots of work to do in Canada and Chicago is a great market.

Slide seven. Slide seven shows PrivateBancorp's strong track record of delivering earnings growth and returns for its shareholders. I think this is a reflection of what Larry and his team have done over the last many years in building a formidable franchise. The earnings have grown by over 20%. They've improved their efficiency ratio. They've improved their return on assets and they also reported strong first quarter results with year-over-year net income and EPS growth of about 20%. And efficiency ratio of 52% and return on assets of 115 basis points.

Turning to slide eight. You can see that PrivateBancorp is a fully funded balance sheet with total loans of US$13.5 billion compared to total deposits of US$14.5 billion. Over the past four years, the commercial loan portfolio has grown over 12% per year, well above the industry average of 9%. Loan growth for the rest of its portfolio has also outpaced the industry average over this period. And on the deposit side, they've built a diversified deposit base of 85% of its deposits consisting of money market balances, savings account and demand deposits.

And three quarters of PrivateBancorp's commercial clients have a cash management relationship with the bank. I think, this is another indication of the focus on the overall client relationship that Larry and his team have emphasized, as we've gotten to know each other over the last couple of years. This U.S deposit-taking capability we're acquiring in this transaction is strategically significant to CIBC.

Our ability to now bank our U.S clients and our cross-border Canadian clients, on both sides of the balances sheet, addresses a notable gap in achieving our goal of building a market leading client relationship bank in North America. So, let's take a closer look at PrivateBancorp's loan portfolio on slide number nine.

As mentioned, the loan portfolio is $13.5 billion in size and it's well diversified. Commercial loans represents 64% of the total loan portfolio with underlying industry exposure well diversified across manufacturing, healthcare, financial services and insurance, wholesale trade and many other sectors. Remaining 36% of the loan book consists primarily of mid-market commercial real estate lending and a 10% allocation to consumer and construction loans.

And in the bottom right hand corner of the chart, you can see that Larry and his team have demonstrated over its history, a very disciplined approach to credit adjudication and a strong risk management capability. Net charge-off ratios for the loan book have been very low and at 19 basis points on an average over the last past three years just over a third of the industry average of 54 basis points. And in the first quarter, net charge-offs were particularly low with only 5 basis points.

Through our extensive due diligence on PrivateBancorp's loan book, we obtained a high degree of familiarity and comfort with the bank's underwriting processes, standards and general approach to risk and controls. And our loan file reviews confirmed a very high quality and well diversified loan book. CIBC's Chief Risk Officer, Laura Dottori-Attanasio, is here with us this morning, and she'll be pleased to answer any questions you have on credit or other risks we've reviewed during our due diligence process.

Slide 10. Okay, I'm almost done. I'm going to hand it off to Kevin soon. Slide 10 highlights the PrivateBancorp's favorable positioning for rising interest rates. As you can see on this slide, they have a very asset-sensitive balance sheet with 96% of their loan book consisting of variable rate loans, most of which are indexed to short-term LIBOR rates.

Within their investment portfolio, they held over $3 billion of relatively short duration securities and about a third of their deposits are non-interest bearing. The chart on the right hand side of this page shows the net interest income sensitivity to an upward movement and forward interest rates. The basis point increases along the bottom of the chart referred to a parallel upward shift in the forward interest rate curve at March 31, 2016, with the bars in the chart showing the corresponding increase to net interest income expected for the next 12 months. The figures in the chart assume that any action by the U.S. Federal Reserve to increase the Fed Funds Rate would cause an immediate parallel shift in the short-term LIBOR rates as well.

Having said all this, note that while this is the current asset sensitivity, after the transaction is closed, we're going to work with Larry and his team to manage the asset sensitivity of the consolidated balance sheet in accordance with our regular structural interest rate risk management policies and risk appetite. How exactly the asset sensitivity will change will depend on the market conditions in the rest of our balance sheet at CIBC.

Now, with that overview of the business, I'd like to now turn over the call to Kevin Glass, our Chief Financial Officer to review some of the financial terms of the transaction. You're then going to hear from Larry, followed by some concluding remarks by me and then we're onto Q&A.

Over to you, Kevin?

Kevin A. Glass Chief Financial Officer & Senior Executive VP

Thanks, Victor. So, my remarks will cover the key transaction assumptions and financial metrics on slide 11 of the presentation. So, in PrivateBancorp, CIBC is acquiring a high quality bank that delivered strong top line growth and good cost control. Victor spent some time going over this. And so, what he really highlighted was the strength of the consistent performance improvement over the last few years. And so, the first point that I'd like to make is that PrivateBancorp's growth profile and very strong financial position offers a strong base for future growth.

While we expect to achieve revenue synergies from a combined CIBC PrivateBancorp business in the U.S. as a result of cross-selling wealth management and some capital market products, and also achieving certain expense synergies as a result of integrating support operations over time, in both cases we anticipate that these synergies will be modest. As far as deposits are concerned, we expect synergies in the form of sweep deposits from existing and new Atlantic Trust clients and also deposits from other CIBC corporate and commercial clients, who choose to consolidate their U.S. banking relationships with us.

Turning to the key financial metrics. We expect the transaction to be dilutive to EPS by approximately [ph] C$0.12 (17:20) in the first year after close, but to be fully accretive for the third year. At close, we expect our CET1 ratio to be above 10%, our leverage ratio to be above 3.8% and our liquidity ratios to continue to exceed regulatory minimums. We anticipate pre-tax merger and integration expenses in the range of US$130 million to US$150 million.

With the capital we're issuing in this deal, we'll continue to be very well capitalized and in a strong position to maintain our balanced capital deployment plan. And also our intent is to maintain our core business investment at current levels. We also intend as [ph] big demoted (17:58) to maintain our current dividend payout ratio, which as you know, we have moved up to the high end of our 40% to 50% target range. Anticipate closing the transaction at the end of the calendar Q1 2017 with customary regulatory approvals.

And with that, let me turn the call over to Larry to say a few words.

Larry D. Richman President, Chief Executive Officer & Director, PrivateBancorp, Inc.

Thank you, Victor, and thank you for your kind words about PrivateBank and me. I appreciate the opportunity to speak to everyone on this call this morning. I'll keep my remarks brief. But I do want to eco everything Victor said about this transaction being a great cultural and strategic fit for our institutions.

At The PrivateBank, we have always had an extreme client focus, and a commitment to relationship banking. I know that it's the philosophy we share and our strong cultural fit is one of the most compelling things about this transaction. At the same time, being part of the CIBC organization allows us to continue to profitably grow our business, do more for our clients, expand opportunities for our team members and continue to invest in our communities. With the strength of a broad North American operation behind our U.S. growth strategy, we will be in a great position to expand relationships with our existing clients and to win new client business working with our new team members at CIBC.
The PrivateBank will bring a lot to the table for CIBC in this transaction, including banking services that CIBC's cross-border and U.S. clients are not able to access today. Our deep community based routes in the Chicago area and other major U.S. markets and a great team that has built a tremendous U.S. banking franchise. I'm egger to work with the leaders at Atlantic Trust and in New York as we grow and build our business and build CIBC's U.S. platform together.
Finally, I do think that the cultural fit is the most important measure of the ultimate success. When you put together two great companies like CIBC and The PrivateBank and our shared commitment to clients, communities and team members, we have a tremendous opportunity to build, grow and to create long-term value for all of our stakeholders. Personally, I'm looking forward to the opportunity to work with Victor and the Executive Committee as we build a strong innovative and relationship-based U.S. bank to complement CIBC's tremendous Canadian franchise.

Thank you. I'll now turn it back to Victor.

Victor G. Dodig President, Chief Executive Officer & Director

Thanks, Larry and thanks, Kevin. So we're on slide 13 and right after this, we're going to start the Q&A. And slide 13 effectively summarizes what the transaction is all about. Well, PrivateBancorp is a strong entity on its own, its combination with CIBC will create a powerful North American banking franchise that can offer a full suite of personal, private, commercial and corporate banking products and services as well as a full suite of wealth management and capital market solutions for our clients.

PrivateBancorp will allow CIBC to expand our U.S. commercial and private banking business and give us the deposit-taking capability we need south of the border to build a stronger bank and better serve our Canadian clients. With this transaction, we will also extend our U.S. wealth management footprint into new markets, where we currently do not have a presence.

PrivateBancorp's affluent client base is a natural fit with Atlantic Trust and Atlantic Trust can provide an expanded suite of product offerings to PrivateBancorp's clients. Atlantic Trust clients will also now have access to broader banking clients. Over time, we also see opportunity to leverage CIBC's culture of innovation, robust technology capabilities and deep expertise in Canadian banking from our Canadian operations.

Together, the combined activities of CIBC and PrivateBancorp will form a strong, integrated and client-centric U.S. business that will generate 10% of our earnings in the short run, growing to 25% over time as we continue to build a strong, innovative client-centric and North American-based bank.

Now, I'd like to turn the call over to John Ferren.

John Ferren Senior Vice-President, Corporate CFO & Investor Relations, Canadian Imperial Bank of Commerce

Great. Thank you very much, Victor, and operator, we're now ready to take questions from the phone.

QUESTION AND ANSWER SECTION

Operator: Thank you. [Operator Instructions] The first question is from Gabriel Dechaine of Canaccord. Please go ahead.

Gabriel Dechaine Canaccord Genuity Corp.

Hi. Good morning. Just, I get a sense for how you think this or you view this acquisition as a fit for CIBC. How does it play out as a wealth – what's the wealth thing or how much money does this PrivateBancorp make in the wealth business? I see you've got no less than $10 billion of AUA. Because, originally the target was a $1 billion to $2 billion wealth acquisition in the U.S., this was a couple of years ago and then we end up with a $5 billion Canadian commercial banking acquisition. When I look at this business superficially anyway looks like, oh now CIBC is a commercial banking business in the U.S. I'm not getting the wealth angle as much anymore.

Victor G. Dodig President, Chief Executive Officer & Director

So, look at it fundamentally rather than superficially, Gabriel. I think you're bringing up some interesting observations. But the most important thing to note here is that commercial banking and wealth management really go hand-in-hand. We see this in our existing business model here in the Canadian market. We see it in the business model that PrivateBank has, where they serve commercial banking clients and they've grown their wealth management business over time. They almost have $10 billion in assets under administration. We see it in our Atlantic Trust client base, many of which are entrepreneurs that are looking to be banked. And I think we can deliver that with this strategic combination.
This is the heart of what we're trying to achieve, it is a very attractive part of the banking value creation segment. And Larry and his team, together with CIBC and the team will build a very formidable bank that serves business banking needs in major metropolitan centers in the United States, where we're also able to bank the wealth management needs of those entrepreneurs.

Gabriel Dechaine
Canaccord Genuity Corp.

Well, I guess, it might be helpful from maybe an accretion standpoint, but I don't see the breakdown of accretion what – it seems like it's all revenue synergy. Is there a multi-billion dollar loan growth opportunity in your Atlantic Trust client base and then a incremental few billion dollars of growth of Canadian customers that are going cross-border or something along those lines, and that can help me understand where the accretion is coming from, is that maybe what?

Victor G. Dodig
President, Chief Executive Officer & Director

Sure. The accretion will come from a several different sources, Gabriel. We have Canadian clients, Canadian business banking clients that are doing business in the U.S. And to-date, all we can do is lend to them. We can't take any of their deposits; we can't provide them a full banking suite of product. We have Canadians that are snowbirds, we can't bank them in the U.S and now we can.

We have Atlantic Trust clients that are looking for banking, both deposit-taking and lending opportunities, now we can. We have a very, very well run model in The PrivateBank that Larry and his team have honed. Remember, they've run a bank that had $130 billion balance sheet when they ran LaSalle. This is a team that knows how to grow the business, with a very client-focused approach. And with CIBC and our credit rating and our resources, we will be able to further fuel their growth in a very high quality way and deliver accretion to our shareholders over the medium-term.

Gabriel Dechaine
Canaccord Genuity Corp.

Okay. And my last one, I guess is just on the credit, it looks like the performance has been pretty fantastic versus the industry and we're 5 basis point charge-off rate in one quarter this year. What's kind of the normal run rate for loan losses do you expect in this business? And are you taking much of a credit mark, and if any, I wouldn't think there is a reason too?

Victor G. Dodig
President, Chief Executive Officer & Director

Here Gabriel – and this is going to be your last question because we need to allow some other time for others. I'm going to ask Larry to make a few comments and then Laura, because Laura was involved with the due diligence, Laura and our team to make a few comments as well.

Larry D. Richman
President, Chief Executive Officer & Director, PrivateBancorp, Inc.

Good morning. We have worked really hard to drive what we call profitable growth, but if profitable growth is knowing our clients very well and taking a very disciplined approach to understanding their needs and making disciplined decisions as to what clients, how we structure it, how we work together, I really see this as a tremendous opportunity to continue to do what we're doing and do it better. It's all about profitable quality growth, but there is some, as to your last question on cross-sell opportunities, greater expanded capabilities and an expanded client base. And doing it with quality relationships and doing it the right way has really allowed us to get where we are today and I really see this as a great opportunity in the future.

Laura L. Dottori-Attanasio
Chief Risk Officer & Senior Executive VP

Hi Gabriel. I'll just add having our team going to do extensive due diligence, what we see really is a high quality commercial and private banking franchise. The loan book has performed very well. And as you pointed, our risk performance has exceeded sort of the industry average metrics. So, we're quite impressed. And I think a lot of that has to do with the very experienced management team. As Victor mentioned in the call, they have a very strong risk culture, they're really focused on character of their clients. And so, I think that speaks to why the numbers you see are so good.

Gabriel Dechaine
Canaccord Genuity Corp.

Is there any range – it's my last question, but I'm kind of wondering if there is an answer. Like what's the normal run rate of loan losses and are you taking a credit mark?

Laura L. Dottori-Attanasio
Chief Risk Officer & Senior Executive VP

So, we in our projections over the three year period, we have actually assumed that loan losses moved back more into an industry average range. So, that gets closer to what we expect to see at CIBC.

Gabriel Dechaine
Canaccord Genuity Corp.

Okay. And credit mark, no?

Laura L. Dottori-Attanasio
Chief Risk Officer & Senior Executive VP

No.

Gabriel Dechaine
Canaccord Genuity Corp.

Okay. Thank you.

Victor G. Dodig
President, Chief Executive Officer & Director

Thank you.

Operator: Thank you. [Operator Instructions] The following question is from Meny Grauman of Cormark Securities. Please go ahead.

Meny Grauman
Cormark Securities, Inc.

Hi, good morning. Just numbers question on the C$400 million expected, contribution to NIAT by 2020, how much of that is being driven by an assumption of higher rates in the U.S., is that something you can quantify?

Kevin A. Glass
Chief Financial Officer & Senior Executive VP

We've been relatively conservative on the rates; we've simply used the forward curve, Meny. And so, to the extent that the economy picks up, and particularly the events for the last sort of while have depressed that. So, ideally we've got upside over there, but we simply used the forward curve as far as rates are concerned.

Meny Grauman
Cormark Securities, Inc.

So, would that be around the 100 basis points by 2020 or is that – does that sound right?

Victor G. Dodig
President, Chief Executive Officer & Director

Use the forward curve, Meny. So look at the forward curve, that's the forward curve we use.

Meny Grauman
Cormark Securities, Inc.

Okay.

Victor G. Dodig
President, Chief Executive Officer & Director

Okay. You'll get different rates at different points in time.

Meny Grauman
Cormark Securities, Inc.

Okay. And then, if I could just ask, one of your competitors that just talked about your U.S. PrivateBank acquisition and they described the relationship as sort of light touch and I'm wondering how would you describe your expected management of PrivateBancorp? How much input will come from Toronto, how much of the business will be managed in the U.S. more locally?

Victor G. Dodig
President, Chief Executive Officer & Director

Well, I think we've been quite clear. I mean, Larry is going to be running the U.S. region for us. He is going to be a member of the executive team and we've asked Larry to take on our U.S. corporate banking footprint and our Atlantic Trust business, which are led by able leaders to join Larry's leadership team.

Larry is going to be the leader of our U.S. business. Larry understands the U.S. business. We have full faith and confidence in him and his management team, and what we're going to do is make sure that we make the right asset allocation decisions at the top of the house together with Larry to make sure that we're providing the right level of resources to grow the business together.

We've been talking for the last number of years. This isn't something that's come together in the last number of days. And maybe I can pass it on to Larry as well because I think he feels very comfortable with the approach that we're taking. And it's not unlike the approach that we have at CIBC. The business leaders run the business, the control functions play an important role, and we together operate CIBC as a leadership team with a [ph] Capital T (31:13).

Larry D. Richman
President, Chief Executive Officer & Director, PrivateBancorp, Inc.

Yeah. If I could add just a few comments and I appreciate Victor's comments and I strongly, strongly support him. This is a great opportunity and combining the capabilities and combining the financial strength and combining the ability with a common culture and then expand the client base, really gives us an ability to do things in a strong positive profitable way, and we're doing it in a disciplined way at the same time. But there are so many opportunities for building deep relationships across the organization, respecting the quality of the team, yet providing a weighted combined resources.

I'm very, very impressed and pleased and have really gotten to know over, call it, a number of years, deeply the opportunities, capabilities in the team and the culture, and I'm very impressed and our team is really excited about the opportunity to work together. And we're going do it in a way to serve clients, meet their needs, understand their needs. So, it will be expanded capabilities, but doing it in an appropriate quality way, which is really what CIBC is all about for all the years that it's been in business.

Meny Grauman
Cormark Securities, Inc.

Thank you very much.

Larry D. Richman
President, Chief Executive Officer & Director, PrivateBancorp, Inc.

Thank you.

Larry D. Richman
President, Chief Executive Officer & Director, PrivateBancorp, Inc.

Thank you.

Victor G. Dodig
President, Chief Executive Officer & Director

Thanks, Meny.

Operator: Thank you. The following question is from Sumit Malhotra of Scotia Capital. Please go ahead.

Sumit Malhotra
Scotia Capital, Inc. (Broker)

Thanks, good morning. First on capital for maybe Kevin, you can help me out, if you have any estimate for what the bank expects the balance sheet will add in terms of goodwill and intangibles when the acquisition closes? And then, related to that for Victor, for most of the last few years, the bank has consistently operated with the capital at the very high end of the group. And you signaled that that's important to you, given your view on the regulatory outlook, when you say it will be above 10%, do you expect that that level is now going to trend at the lower end of the peer group and how has your mindset changed in that regard?

Victor G. Dodig
President, Chief Executive Officer & Director

Sure. Well, you want me to – Kevin, you want to do first?

Kevin A. Glass
Chief Financial Officer & Senior Executive VP

Sure. I mean, just in terms of the goodwill and intangibles, I don't want to quantify that right now, we will still be finalizing that as part of our purchase price equation. But we have factored that in, and I'll maybe dig out the exact number, but we have factored it into our [indiscernible] (33:57) in terms of getting to 10% on closing.

Sumit Malhotra
Scotia Capital, Inc. (Broker)

And so 10% on closing like that's the level you expect to be at in Q1 2017?

Kevin A. Glass
Chief Financial Officer & Senior Executive VP

Yeah. That's correct. And I'd say, I mean, if we look at goodwill, just if I pull out that number, we'll be between 2.7% and 3% [inaudible] (34:12).

Victor G. Dodig
President, Chief Executive Officer & Director

So Sumit, just in terms of capital overall, yeah, as Kevin said, 10% at closing, and over time, we'll work that up towards the higher end again. We've always said, we want to be in the 10%-plus zone, this is very consistent with that. And just as a reminder, we've always said that whatever we invest in will be in the business banking and wealth management space. We've said that – we will work toward a financial equation where we can be accretive by year three. We've always said, we want to be at 10% or more in terms of CET1. This is very consistent of what we communicated to the marketplace. We communicated a range of C$2 billion to C$4 billion, in terms of overall size. This is slightly larger than that. But this is a high quality franchise that's run by a very competent management team, that's run a much larger bank in the past.

Sumit Malhotra
Scotia Capital, Inc. (Broker)

And one last one, if I can ask you this one and it's just on the EPS accretion or more specifically, you've given us [ph] C$0.12 (35:17) dilution for – well per year one. There's not too many moving parts here, we have the 29.5 million of shares being issued. Are you baking it in the earnings growth based on what we see from PrivateBank at this point, because it looks like they're earning in the ballpark of C$250 million is that like the contribution you are expecting or there is something unusual in that number that leaves you to believe it will be less?

Victor G. Dodig
President, Chief Executive Officer & Director

Nope. I think, in the end that over time will continue to grow. And by the third quarter of our third year, we expect to be accretive. This is not a highly dilutive transaction, if you actually look at all of the math, it's a very, very manageable. We've been very thoughtful as a leadership team at CIBC, in terms of how we finance a transaction like this. Everything that we've done, whether it's the sale of a stake in Butterfield Bank to the sale of American Century to build capital to provide the financial flexibility for us to do this and achieve accretion by year three has been all part of our roadmap. And when we say to you today that, once we close, we'll be at 10% we will work toward building that capital base again, because we think that's the right thing to do.

Sumit Malhotra
Scotia Capital, Inc. (Broker)

Thanks for your time.

Victor G. Dodig
President, Chief Executive Officer & Director

Thank you.

Kevin A. Glass
Chief Financial Officer & Senior Executive VP

Thanks Sumit.

Operator: Thank you. [Operator Instructions] The following question is from Peter Routledge of National Bank Financial. Please, go ahead.

Peter Routledge
National Bank Financial, Inc. (Broker)

Hi. Thanks. Victor, you talked about or you referenced to U.S segment. So, will you have a new business segment called U.S. banking?

Victor G. Dodig
President, Chief Executive Officer & Director

So, here is what we would like to do in – I'm sorry, hold on, put the microphone on. So, our plan is to provide you with visibility to our investment in the U.S. So, you'll see that reported – like what is the absolute construct and what we call it, you'll see that when we come out with the final, but our goal is to provide transparency. Again, something we've said to all of our investors. You want to get the full transparency that we can provide you and you'll get that, when we start reporting.

Peter Routledge
National Bank Financial, Inc. (Broker)

All right.

Victor G. Dodig
President, Chief Executive Officer & Director

After close. Kevin, do you want to add anything to that? Kevin Glass is here, he is the CFO, I shouldn't be speaking to him. Go ahead.

Kevin A. Glass
Chief Financial Officer & Senior Executive VP

No, I don't think so it'll be coming, we will be finalizing our segment reporting just before we actually close the deal, but importantly, we will be providing visibility to the transaction.

Peter Routledge
National Bank Financial, Inc. (Broker)

Great. And you referenced Atlantic Trust, is there a plan to do just a comprehensive integration with Atlantic Trust and have one U.S. platform?

Victor G. Dodig
President, Chief Executive Officer & Director

Well, our plan is to build one unified wealth management platform, and Jack Markwalter runs Atlantic Trust, he's met Larry, they get on quite well, they have a similar view of the world in terms of how to grow our wealth management platform or work alongside, our business banking commercial colleagues to be able to do that. So Jack will now have the ability to get a banking franchise to bank his clients or our clients within the Atlantic Trust franchise, and introduce wealth management capabilities to the broader business banking platform of The PrivateBank.

Peter Routledge
National Bank Financial, Inc. (Broker)

Okay. Can you get to 25% organically or do you need to other acquisitions?
Victor G. Dodig
President, Chief Executive Officer & Director

Well, I think we can get there, if we focus and we'll be focused.

Peter Routledge
National Bank Financial, Inc. (Broker)

All right. Thanks.

Victor G. Dodig
President, Chief Executive Officer & Director

Thank you.

Operator: Thank you. The following question is from Doug Young of Desjardins Capital Markets. Please go head.

Doug Young
Desjardins Securities, Inc.

Good morning. Victor and Larry, maybe you can talk a bit about how the deal came together, it sounds like you've known each other for quite some time? Has this been a long courtship and can you talk – was this an auction process and maybe Larry within this construct of the question, can you talk about why you sold?

Victor G. Dodig
President, Chief Executive Officer & Director

So one thing I do want to say upfront is The PrivateBank was not for sale. They were operating very well as a strong bank with a very strong mentality of continuing their independence. And Larry and I got to know each other over the last number of years and we've built up a personal relationship kind of a common view of the world, the common view of where banking is going. We looked at what CIBC was trying to achieve for its shareholders and for its clients and we looked at what PrivateBank, The PrivateBank had to offer. And at the same time, I think Larry had a view of how the world might evolve to allow The PrivateBank to continue to fuel its growth outside of its Chicago base, it's done a very good job nationally, but there is a real opportunity to take the business model they have and make it more prominent in the major centers in the U.S. markets.

So without waxing poetically about that I'd rather pass it on to Larry, you can provide some commentary. But this has been something that we've been talking about for a number of years. It's something that we jointly arrived to the conclusion on maybe six months to eight months ago and we've been working diligently to pull it all together into what I think will be a winning formula. So Larry over to you.

Larry D. Richman
President, Chief Executive Officer & Director, PrivateBancorp, Inc.

Sure. Thank you, Victor. Just a few other thoughts to reinforce Victor's comments. First, banking is all about people and our ability to spend as much time as we have together really allowed us to both sort of mutually agree or at least for my perspective agree that this is a tremendous opportunity to combine businesses and grow it.

I have very significant confidence in the PrivateBancorp and our ability to continue to build and grow and we were not for sale. However, when you look at the strategic opportunity that this provides and the combination of the two organizations is powerful and personally from a leaderships perspective have had and have capability and vision, it's very consistent with the vision that Victor and his leadership team has for the combined business.

I hope it conveys the excitement that I have as it relates to, that this really represents the right thing and a really good thing for shareholders, and it's all about shareholder value, building it over time. And we really think this is a tremendous opportunity that will provide great value for shareholders, but also great value for our teams and also great value for our clients and communities. And so combination is great, but it's got to be about people first. It could look good on paper, but the fact of the matter is, I feel really good about Victor and the team. And I know my team, I'm speaking on behalf of the PrivateBancorp team...

Doug Young
Desjardins Securities, Inc.

So, just to...

Larry D. Richman
President, Chief Executive Officer & Director, PrivateBancorp, Inc.

...and the Board of Directors.

Doug Young
Desjardins Securities, Inc.

So just to clarify. So, this wasn't an auction process, this was more of a purchase and a relationship that was built, but there wasn't an official auction process for this business, is that correct?
Larry D. Richman
President, Chief Executive Officer & Director, PrivateBancorp, Inc.

That's correct.
Doug Young
Desjardins Securities, Inc.

Okay. I will leave it there. Thank you.

Larry D. Richman
President, Chief Executive Officer & Director, PrivateBancorp, Inc.

Thanks, Doug.
Operator: Thank you. The following question is from Darko Mihelic of RBC Capital Markets. Please go ahead.

Darko Mihelic
RBC Capital Markets

Hi. Thank you. Good morning. Just a couple of questions for Larry. How locked down are you in terms of – and how committed is the team to staying and how far deep does it go? I mean, do you have lock-up agreements for large producers in the organization? Just curious on that front.

Larry D. Richman
President, Chief Executive Officer & Director, PrivateBancorp, Inc.

Sure. I am absolutely committed and I understand the term lock down. I'm signed up. Ready to go. See, this as a tremendous long-term opportunity and have very positively signed up. The team, my leadership team is very excited, we're very aligned, we're ready to go. Now that it's announced, we're executing and I feel really good about the ability for this team. And again, I think, you may know but this is a team that is deep, it's experienced and it has been together for a long, long period of time. In fact, together, when we were a much larger organization and the opportunity to build the PrivateBancorp that we're very proud of and again confident in its future. But this is a real good opportunity to next – I'll call it the next chapter of how we build together.

Darko Mihelic
RBC Capital Markets

And Larry, the next chapter is somewhat related to loan size. I mean, does this give you – is that one of the biggest strategic opportunities here? Is that you can now have bigger commitment sizes to your customers?

Larry D. Richman
President, Chief Executive Officer & Director, PrivateBancorp, Inc.

Yeah. This is about sound, disciplined relationship building. And our belief is that because of the combined capabilities and the combined opportunities because of the combined – its client base. This is all about developing deeper our current client base and cross selling more actively and expanded wealth management platform and it's also about expanding clients, it's not about per se building larger commitments, it's about developing greater clients that allow for profitable growth through deeper cross sell.
Darko Mihelic
RBC Capital Markets

Okay. Thank you very much.

Larry D. Richman
President, Chief Executive Officer & Director, PrivateBancorp, Inc.

Thank you.
Operator: Thank you. The following question is from Sohrab Movahedi of BMO Capital Markets. Please go ahead.
Sohrab Movahedi
BMO Capital Markets (Canada)

Yeah. Thank you. Just following up with Larry there. What percentage of the Chicago market share does PrivateBancorp have?
Larry D. Richman
President, Chief Executive Officer & Director, PrivateBancorp, Inc.

It's a hard question to answer. I can answer it in a couple different ways. It's growing and our growth has come from – in expansion of market share. It is a big deep diversified market that our team really knows well and have done it together in this market for 10-plus years, 20-plus years, 30-plus years together.

We started together at the PrivateBancorp after having a very large share of the market and another institution and really started at zero. And so, if you think about the growth opportunities and really the opportunities to do more with greater strain, with greater capabilities, and greater – with the same level of focus and ability to serve our clients. I'm very upbeat, as it relates to big markets, big opportunity, to just do it the right way with the same disciplined approach we've had.

So, I guess, I can't answer your question specifically because there is a lot of ways to look at it. It's middle market relationship banking and that's who we – that's the skill set capabilities that really allows us to grow. And it is a big market that's available to us, and again it's doing with the right clients.
Sohrab Movahedi
BMO Capital Markets (Canada)

So, it sounds like a lower market share? Victor.

Victor G. Dodig
President, Chief Executive Officer & Director

No, actually...

Sohrab Movahedi
BMO Capital Markets (Canada)

We've spent years...
Victor G. Dodig
President, Chief Executive Officer & Director

No, actually you know what – can I just interject there for one second.

Sohrab Movahedi
BMO Capital Markets (Canada)

Yeah.

Victor G. Dodig
President, Chief Executive Officer & Director

I think it's a focused banking approach. I mean, one of the things that's going on with the global banking landscape is, banks that are sort of scattered across many jurisdictions, across many segments with business models that are not focused are seeing now the need to focus in a very difficult time.

We're starting from a position of strength. We've got a very, very well run platform here in our home base in Canada. We had a very, very focused approach to finding the right partner that had great cultural fit and great strategic fit that was focused on the middle market, where we can actually grow our wealth management business and we can grow a well-diversified high-quality loan portfolio that is based on relationships.

I think what we have here together, we've got a team led by Larry, based in Chicago, that has a presence not only in Chicago, but in major centers in the U.S., that understand how to lend to middle market businesses, that understand how to take their deposits, that with CIBC behind it, the credit rating comes in and the deposit taking can grow, the loans can grow, not necessarily in size, but in number, and we can grow our wealth management business together. We are really, really pleased with the fact that our business model is going to continue to be very, very focused at a time when the world around us has institutions that are looking to get that focus.

Sohrab Movahedi
BMO Capital Markets (Canada)

But are you recommitting to the 18% to 20% ROE target?

Victor G. Dodig
President, Chief Executive Officer & Director

I think we're going to commit to the mid-teens and up as we go forward. And I think that again when you compare it on a global basis would rank us in the top decile.

Sohrab Movahedi
BMO Capital Markets (Canada)

Okay. And one last question. Larry, with 5 basis point PCL, return on average tangible common equity has been 12.5%. Is that as good as it gets?

Larry D. Richman
President, Chief Executive Officer & Director, PrivateBancorp, Inc.

We've taken an approach that we will continue to do, which is all about developing profitable client growth. And so there is much more opportunity to cross-sell to our existing clients. There is also great opportunity, and again from a recognized position in the markets that we serve in all of our regions, in all of our specialties, to continue to expand there. All that drives to profitable growth.
And the approach here is, if you do it with a disciplined approach to expenses and you've seen where efficiency ratio is, and it's done because we've got a really capable team that knows how to do it and now we've got additional resources that through our combination with CIBC that I'm really excited about allows us to – we think drive improvement over time. And so, again I'm certainly not here to commit to a certain number. But I think you can see the opportunities and we have a track record. We both have a track record and doing it together really allows us the capability.

Sohrab Movahedi
BMO Capital Markets (Canada)

Good luck.
Larry D. Richman
President, Chief Executive Officer & Director, PrivateBancorp, Inc.

Thanks, Sohrab.

Operator: Thank you. The following question is from Mario Mendonca of TD Securities. Please go ahead.

Mario C. Mendonca
TD Securities

Good morning. Victor, and probably for Larry as well, the price in relation to the deposits, so about [indiscernible] (50:07) 26% of deposits, in terms of what we're paying for this bank. What I'm trying to understand is, the extent to which success for this transaction is really leveraged to meaningfully higher rates going forward. And the way, I'll phrase the question is, if we're sort of mired in this low interest rate environment for the long-term, it seems like, we have been for some time now. Would this be a bit of a disappointment to you, in terms of having done this deal at this price?

Victor G. Dodig
President, Chief Executive Officer & Director

So just Mario you're talking about 26% in deposits, I didn't quite understand that?
Mario C. Mendonca
TD Securities

Well, you're paying – the price you're paying divided by the deposit basis is about 26%.
Victor G. Dodig
President, Chief Executive Officer & Director

Oh, I see. Okay.
Mario C. Mendonca
TD Securities

It's just a number that I frankly, I've not seen anything quite that high before. So obviously this is leveraged to the deposits.

Victor G. Dodig
President, Chief Executive Officer & Director

So here's what I'll tell you in terms of what we were trying to strategically achieve. And then, I'm going to pass it on to Larry to talk about, what they've achieved in a relatively low rate environment already. And that is very solid earnings growth as you've seen in one of the slides, I think it was slide 7. What we're trying to achieve for our shareholders and for our clients, which you know, if you do the right thing for your clients, you did the right thing for your shareholders is to have a business with a more diversified earnings stream and just relying largely on the Canadian market. And to do it in a way where we can continue to deliver dividend growth and share price appreciation over time.

I met with over 500 business owners personally that we bank, and I can tell you there is not an insignificant number that are doing more business in the U.S., that are banked by U.S. banks and/or some of our Canadian competitors that simply if we ignore that fact, we would atrophy over time on that segment. And we needed to make an investment in a bank, led by a team that we think has the ability to grow to something more substantive than it even is today.

And when you look at Larry and the team, as I mentioned on the call earlier, they've run a balance sheet larger than $100 billion. They've been together for a long time, they understand the relationship-based banking business. They've done a tremendous job building The PrivateBank in a purpose-built way to where it is today. And we both came to the conclusion that we needed them and they could benefit from the resources and the technology expertise and the clients that we have here at CIBC to grow a business that'll have the prospect of growing dividends and shareholder returns into the future that will be at the top end of the market, that's our goal. That is absolutely our goal.

When it comes to the interest rate environment, as I said, they've done a really good job in building the earnings profile based on the interest rate environment of today. The interest rate environment seems to be changing every six weeks. I mean six weeks ago, we're going to have three Fed rate increases, today may be a decrease. We are not building for what the Fed is going to do, we are building a business model that is the right business model for our clients, that we're absolutely convinced will deliver returns for our shareholders. With that, let me pass it on to Larry.

Larry D. Richman
President, Chief Executive Officer & Director, PrivateBancorp, Inc.

Yes. Thank you, Victor. Just a couple other points to really reinforce what Victor said. The philosophy that we've had over the course of the last eight years is deposits are critical, deposits are key. We use it as the fuel to drive our – the great asset growth that we've been able to achieve, but at the same time we clearly managed within our means as it relates to. And our approach is, yes, we have an asset sense of balance sheet and yes, it would be great if rates rose from our perspective. But we have managed what we can control and we built I think a very fine organization and a low interest rate environment that's generating acceptable, I'll call it acceptable returns, that could be better if the rates rise. This really gives us an ability through this combination to not only drive opportunities for more clients, but also importantly deposit capabilities and we really believe in running the organization sort of the old fashion way, which is you drive deposits, utilize your deposits to support your quality loan growth.

And I think the combination of our two organizations really gives us some additional capabilities that I'm really excited about to expand clients, to expand and utilize the combined financial strength to just do more in a quality way. And so, they're good in a low interest rate environment. We're not counting on rates rising particularly at the last few days, but if they do from a PrivateBank's perspective great, but you manage – we managed fundamentally I think and that's really the – that's been the key.

Mario C. Mendonca
TD Securities

All right, Victor. So, it would be fair to say, and Larry, it would be fair to say then Victor and the price you paid, higher rates are contemplated, but we're not – was not the determining factor?

Victor G. Dodig
President, Chief Executive Officer & Director

I think that's a fair characterization.
Mario C. Mendonca
TD Securities

Okay.
Victor G. Dodig
President, Chief Executive Officer & Director

And it's also fair to say that we have a plan to grow deposits from our Atlantic Trust business. There are significant opportunities to grow deposits there. Our credit rating will help in terms of growing deposits and additional resources to continue to grow quality loans on a relationship basis, but Larry and his team have always espoused that they've run the business together.

Mario C. Mendonca
TD Securities

All right. Another quick think, then just – another glaring thing that stood out for me when I was reviewing PrivateBank Corp's income statement this morning is just how different the composition of the income statement as it's dominated by NII and the fee income being small relative to what I'm used to seeing from a Canadian bank. And I know there are differences with the regional bank model. The question I'm asking is, do you folks believe that you can take that fee income, perhaps not the 50% of total revenue the way we see it in Canada, but something materially high over the next few years?

Victor G. Dodig
President, Chief Executive Officer & Director

Well. I think we can. I mean, immediately we'll have Atlantic Trust as part of the business, which is all fee based income right. And Larry and the team have got a wealth management platform that combined with Atlantic Trust will be substantive in size and has the potential to grow much more significantly overtime. So the fee-based income component will increase in that regard. So let me pass it on to Larry as you think about things to share.

Larry D. Richman
President, Chief Executive Officer & Director, PrivateBancorp, Inc.

Well. Just a compliment to Victor's approach here, it's all about deepening relationships and cross sell is really critical. And I think the combined – I know the combined capabilities will allow us to be able to do more. I think it was respectable what has been done from a – essentially a small base over the course of the last eight and a half years. And so – but at the same time, we're growing loans and growing clients

And so interest income has grown at a – may be at a higher rate than you assume, but it's a commercial bank. It is really critical to cross sell and I think one of the evidences of it is the – as referenced in the slides, treasury management is close to three quarters of our client base, do their banking with us which is relationship-sticky. It speaks to relationships and that's the business over time.

I really see the great opportunity to expand capital markets and capabilities and also importantly, the Atlantic Trust capabilities complement, which really compliment the business we have in wealth management, together I think, gives us other capabilities. And it's all about how do we service clients and service new clients. And so, I'm again, repetitive very excited about that opportunity.

Mario C. Mendonca
TD Securities

Oh. Congrats to both of you on getting it done. Thanks.

Victor G. Dodig
President, Chief Executive Officer & Director

Thank you, Mario.

Larry D. Richman
President, Chief Executive Officer & Director, PrivateBancorp, Inc.

Thank you.

Operator: Thank you. The following question is from Brian Klock of KBW Securities. Please go ahead.

Brian Klock
Keefe, Bruyette & Woods, Inc.

Good morning, and thanks for taking my question. I just wanted to follow up on an earlier question and this is for Larry. Part of The PrivateBank's success and expansion in the past few years was a large beneficiary of what you guys were able to do from the Bank of America LaSalle transaction and to lift out some lending teams in that transition. So can you provide a little bit more color I guess, around the other key management teams and key revenue producers, whether or not you can tell us how many have actually have retained retention packages? And I guess, maybe, some more specifics around the lockup of the...

Larry D. Richman
President, Chief Executive Officer & Director, PrivateBancorp, Inc.

Sure.

Brian Klock
Keefe, Bruyette & Woods, Inc.

...key people?
Larry D. Richman
President, Chief Executive Officer & Director, PrivateBancorp, Inc.

Sure. I feel really good about the team, the commitment we have to working together. And really what we see is a great opportunity to build together. And so I'm very confident as it relates to – so, I'm not going to speak specifically to lockups other than to tell you that if we call lockup or signup or wanting to do it together I'm in. And I think, that's probably what I can't address for you today.

But as it relates to the team, we feel really good about them, the opportunities and this is really a real win-win all the way through and if it's related to that for the team and also related to the clients. So we've been very thoughtful and we're great together and my leadership team is very excited about this. And so, yes, we were the beneficiary of that consolidation, but if you look at over the earnings calls that, that I'm sure you've heard, over the last few quarters it's really been less than 5% or 10% that have come from that business base. So it's very diversified in terms of achieving market share and is really based upon execution, delivery, happy clients, good referral sources, and very, very active calling.

And this gives us that same capability, same opportunity with just more product capability and strength. And so it's a line, which really creates the [indiscernible] (01:00:10), it's all about that that frankly is really what creates this business strategic opportunity. It's not frankly lock ups one thing, but in addition, you got to feel good about working together and I certainly do.

Victor G. Dodig
President, Chief Executive Officer & Director

Brian, part of what – our whole process here was to make sure that Larry, and Larry wanted to make sure that his team also felt that this was the right thing over The PrivateBank. So, while the economics are also important and they've been given due consideration and they are in place. The culture of what we're trying to build and the desire to work together always comes the economics. The economics are important, but making sure the culture is right.

Larry and his team will continue to run the business. We will provide the right level of support. And together we will build a very prominent bank that will serve our middle market customers, entrepreneurs, executives, both in the banking side and in the wealth management side.

Brian Klock
Keefe, Bruyette & Woods, Inc.

All right. Thanks for time guys.

Victor G. Dodig
President, Chief Executive Officer & Director

Thank you.

Operator: Thank you. This concludes the question-and-answer session. I'd now like to turn the meeting back over to Mr. Ferren.

John Ferren
Senior Vice-President, Corporate CFO & Investor Relations, Canadian Imperial Bank of Commerce

So thank you again for everyone joining us and on a short notice this morning as well. If you have any further questions, please do follow up with our Investor Relations department. We'll be happy to help. Thank you everyone. Have a great day.

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Important Additional Information and Where to Find It

In connection with the proposed transaction, CIBC will file with the SEC a Registration Statement on Form F-4 that will include a Proxy Statement of PrivateBancorp and a Prospectus of CIBC, as well as other relevant documents concerning the proposed transaction. The proposed transaction involving CIBC and PrivateBancorp will be submitted to PrivateBancorp's stockholders for their consideration. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  STOCKHOLDERS OF PRIVATEBANCORP ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Stockholders will be able to obtain a free copy of the definitive proxy statement/prospectus, as well as other filings containing information about CIBC and PrivateBancorp, without charge, at the SEC's website (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to CIBC, Commerce Court, Toronto, Ontario, Canada M5L 1A2, Attention: Investor Relations, 416 304-8726; or to PrivateBancorp, Investor Relations, 120 S. LaSalle St., Chicago, IL 60603, 312 564-2000

Participants in the Solicitation

CIBC, PrivateBancorp, their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding CIBC's directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2015, which was filed with the SEC on December 3, 2015, and its management proxy circular and notice of annual and special meeting of shareholders for its 2016 annual and special meeting of shareholders, which was furnished to the SEC under cover of a Form 6-K filed with the SEC on March 2, 2016. Information regarding PrivateBancorp's directors and executive officers is available in PrivateBancorp's proxy statement for its 2016 annual meeting filed on Schedule 14A, which was filed with SEC on April 8, 2016. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials filed with the SEC. Free copies of this document may be obtained as described in the preceding paragraph.

Forward Looking Statements

Certain statements contained in this communication may be deemed to be forward-looking statements under certain securities laws, including the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation.  Forward-looking statements are typically identified by the words "believe", "expect", "anticipate", "intend", "estimate", "forecast", "target", "objective" and other similar expressions or future or conditional verbs such as "will", "should", "would" and "could". By their nature, these statements require us to make assumptions, including the economic assumptions set out in the reports of PrivateBancorp and CIBC filed with the U.S. Securities and Exchange Commission (the "SEC"), and are subject to inherent risks and uncertainties that may be general or specific. A variety of factors, many of which are beyond our control, affect our operations, performance and results, and could cause actual results to differ materially from the expectations expressed in any of our forward-looking statements. These factors include: credit, market, liquidity, strategic, insurance, operational, reputation and legal, regulatory and environmental risk; the effectiveness and adequacy of our risk management and valuation models and processes; legislative or regulatory developments in the jurisdictions where we operate, including the Dodd-Frank Wall Street Reform and Consumer Protection Act and the regulations issued and to be issued thereunder, the Organisation for Economic Co-operation and Development Common Reporting Standard, and regulatory reforms in the United Kingdom and Europe, the Basel Committee on Banking Supervision's global standards for capital and liquidity reform and those relating to the payments system in Canada; amendments to, and interpretations of, risk-based capital guidelines and reporting instructions, and interest rate and liquidity regulatory guidance; the resolution of legal and regulatory proceedings and related matters; the effect of changes to accounting standards, rules and interpretations; changes in our estimates of reserves and allowances; changes in tax laws; changes to our credit ratings; political conditions and developments; the possible effect on our business of international conflicts and the war on terror; natural disasters, public health emergencies, disruptions to public infrastructure and other catastrophic events; reliance on third parties to provide components of our business infrastructure; potential disruptions to our information technology systems and services; increasing cyber security risks which may include theft of assets, unauthorized access to sensitive information, or operational disruption; social media risk; losses incurred as a result of internal or external fraud; anti-money laundering; the accuracy and completeness of information provided to us concerning clients and counterparties; the failure of third parties to comply with their obligations to us and our affiliates or associates; intensifying competition from established competitors and new entrants in the financial services industry including through internet and mobile banking; technological change; global capital market activity; changes in monetary and economic policy; currency value and interest rate fluctuations, including as a result of market and oil price volatility; general business and economic conditions worldwide, as well as in Canada, the U.S. and other countries where we and CIBC have operations; our success in developing and introducing new products and services, expanding existing distribution channels, developing new distribution channels and realizing increased revenue from these channels; changes in client spending and saving habits; our ability to attract and retain key employees and executives; our ability to successfully execute our strategies and complete and integrate acquisitions and joint ventures; and our ability to anticipate and manage the risks associated with these factors. This list is not exhaustive of the factors that may affect any of our forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on our forward-looking statements. Additional information about these factors can be found in the reports filed by PrivateBancorp and CIBC with the SEC. Any forward-looking statements contained in this communication represent the views of management only as of the date hereof and are presented for the purpose of assisting our shareholders and financial analysts in understanding our financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. We do not undertake to update any forward-looking statement that is contained in this communication or in other communications except as required by law.